INVEST IN **LEVELS**

Biowearables that improve your metabolic health



levelshealth.com New York NY

Software | Hardware | Technology | Wearables | Health and Fitness

LEAD INVESTOR

Timothy Clemente

I'm investing in Levels because far too many suffer needlessly because they don't have the information and data Levels can quickly provide them. This information can be life-changing, and life-saving. Few other product or service providers can legitimately say that. With the world now in what is (hopefully) the tail end of a health epidemic, Levels is uniquely positioned to offer something that is vitally needed by countless people who are likely not even aware of their need. This investment can help change that.

Invested $2,000 this round

Highlights

1. $12M+ raised last October
2. $8M+ all-time revenue
3. Venture capital investors include a16z, Trust, and Shrug
4. 15K lifetime beta members; 155K+ person waitlist
5. 30 full-time employees + growing, including 15 product engineers
6. Angel investors incl. Netflix co-founder, former Twitter CEO, founder of Techcrunch, & more
7. 150+ researched articles publishing at rate of 2-3/week, 1.5M page views
8. Featured in NY Times, WSJ, Forbes, Techcrunch, & 100+ podcast interviews

8. Featured in NY Times, WSJ, Forbes, Techcrunch, & 100+ podcast interviews

Our Team



Sam Corcos Co-founder, CEO

Co-founder of Sightline Maps & CarDash (Y Combinator S17). Guest Lecturer at Stanford. Author of Learn Phoenix. Angel Investor.

> Within the next 5 years, we're going to be talking about the metabolic-health crisis in the same way that we currently talk about the opioid epidemic and cancer. This is the single biggest health crisis in the world and has yet to penetrate the zeitgeist.



Josh Clemente Co-founder and President



Hardware engineer. Formerly at SpaceX & Hyperloop One. CrossFit L2 Trainer.



David Flinner Co-founder

7 years at Google. Co-founded Wauwinet Technologies.



Andrew Conner

Formerly at Google. VP of Engineering at Kifi (acquired by Google).



Casey Means, MD. Co-founder, Chief Medical Officer

Stanford School of Medicine Alum & Guest Lecturer. Associate Editor of International Journal of Disease Reversal and Prevention.



Ben Grynol

Unlock your metabolic health.

> ***Update, November 11, 1 PM ET: Wow, we hit the $2.5M cap in just 90 minutes! Because we want to ensure as many members as possible get to evaluate the opportunity, we've opened up the allocation here to $5M. If you clicked through and saw that the goal was reached, you can try again now.***

Metabolism regulates our sleep, our appetite, our weight, and our energy levels. We give our Members unmatched insight into their metabolic health by pairing highly-researched wearables with an intuitive, informative app.

So far, we have 15K+ lifetime beta Members, a 155K+ person waitlist, nationwide press, partnerships with leading research institutions & manufacturers, and **$12.5M in seed funding.**





Our Long Game

Our current product is marketed towards a premium audience, but that isn't our endgame. Our mission is to solve the **metabolic health crisis**. The people most at risk of metabolic dysfunction cannot afford a $399 program, so we're working to get the price down as quickly as possible.

Our master plan is:

1. Build premium software to quantify the effect of diet on metabolic health.
2. Use that money to expand awareness & scientific understanding of metabolic health; build a more affordable product.
3. **Use *that* money to build the most affordable product reversing metabolic dysfunction.**





While that's our intention, future accomplishments can't be guaranteed.

Why we're raising a community round

Transparency and openness are core to our company values and culture, but values don't have meaning if they're just slogans on the wall — you have to live them. We're committed to **building in public**. So, why shouldn't this apply to our funding model, too? Raising from our Members & community is the best way to live out our values.

Here are some highlights from 2021

> ***Operations***

Since our launch in the fall of 2019, we've had over 15K Members go through various iterations of the Levels experience. In aggregate, these 15K lifetime Members have logged over **10M hours of glucose data.**

Paired with our app, we have a dataset of **100M data points** of glucose data, sleep logs, steps and activities, and heart rate measurements. **This is the largest non-diabetic dataset of its kind** and is being used to improve our product and contribute to research that leads to better health and wellness outcomes for our members.

To date, we've fulfilled **25,000 total orders (including subscribers) and shipped over 50,000 CGM (continuous glucose monitors) units** – primarily the Abbott FreeStyle Libre 14-day sensor.


CGM Units Shipped
6000
4000
2000
0
Aug 2020
Nov 2020
Feb 2021
May 2021
Aug 2021

Our waitlist of 145,000 has grown steadily over the last year. We regularly

engage this group with a twice monthly content newsletter as well as segmented conversion tests.


People
150,000
125,000
100,000
75,000
Jan 25
Feb 18
Mar 14
Apr 8
May 2
May 26
Jun 20
Jul 14
Aug 7
August 31, 2021

Product

We rolled out over 50 features in 2021 – here are a few highlights.


Product highlights
Purchase
Subscriptions
Refer a Friend
Gifting
Identity Verification v2
Stripe Identity Verification
Track
Sleep Sync
Strenuous Exercise v2
Anomaly Detection v2, v3
Sleep Analysis
Dexcom Integration
Export Data
Charts v2
Add Log auto-complete
Glucose from Apple Health and Google Fit
Step Count & Zone Analysis
Understand & Improve
In-App Content
New Zone Show
Zone Activity Feed
Audio Articles
Improved Metabolic Score
Day Score v2 Rankings
Population Comparisons
Descriptive Scores
Descriptive Scores
Sleep Report
Levels Lessons
Meal Insights
Additive Scoring
Journey
Dashboard v2
App Tutorials
Persisted Zones
In-App Video
Offline Mode v2
Program Journey (in-app) v2
Information Architecture
In-app weekly report
LEVELS

Research

Our positioning – at the intersection of scalable software, data-science, education/thought leadership, and brand recognition – makes us uniquely capable of influencing the direction of metabolic research and incorporating those findings back into our product experience.

This year, we've launched 9 sponsored research studies with leading academic and industry partners.

Content & Brand Awareness

In April 2021, we launched **our own branded podcast: A Whole New Level**. Within 6 months of launch, we've grown it to have consistent listenership that puts it in the top 5% of podcasts.

We've grown to over **45K followers on Instagram, and 17K on Twitter**. Our founders were featured on **100+ podcasts** in the second half of 2020 (plus another 62 in 2021).


Victoria Young
@victoriahyoung
Strolling through Manhattan with @levels, helping me keep my glucose in check.
You move what you measure: mental fitness, emotional fitness, physical fitness...metabolic fitness.
For me having tools like @ouraring and @levels helps me further my own awareness of my health.
Andrew D. Huberman, Ph.D.
@hubermanlab
Levels is the only one I used. I liked it a lot, and hope they can condense to a single app format soon. @Levels I learned a lot from using it.
17 10:21 PM · Sep 24, 2021
Sam Parr
@theSamParr
Been using @Levels. At first was having bad day scores. Like 60-70.
Now getting 80-90.
It's 100% changing my behavior just because of the daily score.
What are some other cool health related products that changed your behavior?
LEVELS
Dan McGlinn
@DigitalDanMcG
has the best customer service I've experienced in the last year. Other customer-centric startups, take note. Rapid response times and human interaction create positive experiences every time. #cgm #CustomerService
14 2:34 PM · Jun 29, 2021
Jamie Lee Melzer
Anyone else doing the @Levels beta with thoughts on how to approach/optimize? I'm thinking one month of observing/learning + one month of testing/optimizing. Is that enough?

Our blog has become the most trafficked part of our site, with nearly 1.5M page views since its launch in January 2020.

Growth & Partnerships

Influencer partners generated ~**$1.8M in revenue in under 9 months** (35% of total revenue during this time). This includes organic, affiliate, and paid promotions.

On average, we saw roughly a **$100 CAC and 3-4x ROAS** on paid marketing and affiliate initiatives

A few of our 2021 community initiatives include:

- **Member Bookclubs** on topics related to metabolic health and fitness, leveraging guest appearances from authors on our Advisory Board, like Dr. Robert Lustig (author, Metabolical)
- **Surprise & delight swag shipments** with high quality Levels-branded merchandise. These have often resulted in organic unboxing content on social media, and we've been excited to see such affinity for the Levels brand.
- **Support of the Wearable Challenge (WC)**, a third-party community built atop the Levels platform that runs a wager-based weight-loss challenge using the Levels app and CGM. Over 10 cohorts have gone through the challenge, and WC has built an engaged and active community.


Ron Lawrence
Sharon Dilustro

Legal

This year, we brought Legal in-house (hired our Head of Legal) to increase velocity, execute on IP strategy, provide regulatory guidance, and scale internationally.

- We clarified our strong regulatory position as an **FDA-exempt secondary-display device.**
- We filed **5 trademark applications – domestically and internationally.**
- We executed 40+ partnership agreements.

Team & Culture

This year, we **doubled our team to 30 employees (including 6 engineers, a Head of Legal, Head of Design, Head of Growth)**. We built out an Advisory Board with 9 industry leaders. More broadly, we established ourselves as a visible brand which attracts top-talent. Recent hires include Lauren Kelley-Chew, M.D. (Y Combinator, Verily Life Sciences, Caelum Health) and Taylor Sittler, M.D. (Color Genomics, IndieBio, The Cusp).

As our team grows, we've placed an outsized focus on building and reinforcing a strong asynchronous culture that prioritizes **trust and autonomy, honesty and respect, experimentation, and velocity & scrappiness.**

As mentioned earlier, we are building in public to inspire other asynchronous and remote companies. Additionally, all of our monthly investor updates and weekly team meetings are **published retroactively** on our website, and we share current memos and strategy documents with candidates, supporters, and our network.


Led by an highly effective team
Culture
Asynchronous by default
Remote first
Document everything
Integrity & openness: Friday Forums
LEVELS
Friday Forum

Financials

We hit our first $1M in revenue in November of 2020 – shortly after our Seed round was announced. The short-term media attention wasn't a temporary inflection in growth. Rather, the amalgamation of initiatives across our blog, the "Podcast Tour," and user-generated content, amongst others, proved to be an ongoing flywheel for generating *Awareness > Consideration > Conversion* for members. **As our revenue grew, so too did our waitlist.**

As we approach the end of 2021, we're on track to hit **$8M in revenue**, while still in beta.


Growth: Financials – Yearly
RECOGNIZED
REVENUE
$836k
$81k
SUBSCRIPTION
REVENUE
$202k
$13k
GROWTH
YEAR OVER YEAR
937%
RECOGNIZED REVENUE
1,437%
SUBSCRIPTION REVENUE

After raising our $12.5M seed round in October 2020, we've continued to deploy capital, mostly against team growth and research initiatives. We've deployed roughly $4.5M over the course of the past year (~**35% of our raise**).

Our seed round included participation from Marc Randolph (co-founder, Netflix), Esther Dyson, Dick Costolo (former CEO, Twitter), Michael Arrington (Founder, TechCrunch), Matt Dellavedova (NBA, Cleveland Cavaliers), and others.

We've maintained an average **burn of ~$400K per month**, since October 2020. Our average margins have been ~60%, and we've been distributing low volumes of hardware, (in the eyes of the hardware providers), so there is lots of value to be captured as we create and execute against the Levels ecosystem.


Meet the Levels founders

Left to right:

[Sam Corcos](), [Josh Clemente](), [Casey Means, MD](), [David Flinner](), [Andrew Conner]().


Meet our Advisors
DOMINIC D'AGOSTINO, PHD
BENJAMIN BIKMAN, PHD
MOLLY MALOOF, MD
DAVID PERLMUTTER, MD
KRISTEN HOLMES
SARA GOTTFRIED, MD
GERALD SHULMAN, MD
MARK HYMAN, MD
ROBERT LUSTIG, MD, MSL
DAVID A. SINCLAIR, PHD, AO

Want more? Check out our full 2021 update here.

Important notes! 🚨

1. We're not allowed to raise an unlimited amount in this round. If the offering becomes *oversubscribed*, we'll likely pare people down – rather than cut some people out entirely.

2. Right now, you're placing a reservation to invest later. Once we've filed with the SEC (anticipated in December), we'll ask you to confirm your investment.